FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: August 13, 2007	Stephen Taylor Chief Financial Officer

2

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

ALL FINANCIAL FIGURES ARE IN US$

CRYPTOLOGIC SHOWS GROWTH IN Q2

Recent events include revenue growth, new HQ in Dublin, new customer sites & new investment in Asia

August 10, 2007 (Dublin, Ireland) – CryptoLogic Limited, a leading software developer to the global Internet gaming industry, today reported financial results for the three months ended June 30, 2007. The company recorded revenue of $16.2 million and an after-tax loss of $2.6 million (or $0.19 per fully diluted share) due principally to $4.0 million in reorganization costs related to establishing a new corporate headquarters in Ireland. Without this item and some non-recurring tax impacts, CryptoLogic had an operating profit(1) of $2.5 million, or $0.18 per fully diluted share.

“CryptoLogic took major steps this quarter towards a return to growth and profitability — with an increase in operating revenue, and a decrease in operating costs,” said Javaid Aziz, CryptoLogic’s President and CEO. “Since December, CryptoLogic has launched 11 new customer sites, and we have four more in the pipeline – including two for Holland Casino, and one for World Poker Tour. With the confidence of huge global brands, good growth from our European base and encouraging progress in Asia, CryptoLogic’s outlook improves every day.”

CryptoLogic grew its quarter-over-quarter operating revenue(1) by $1.2 million, or 7.7%, after excluding the change in estimate benefit from a $4.5 million pre-tax reduction in the jackpot provision in the first quarter. The company reduced its operating, general and administration costs by $2.5 million, or 15.5%, from Q1 levels. CryptoLogic ended the quarter with $91.7 million in net cash (comprising cash and cash equivalents, short-term investments and security deposits). This reduction from $103.8 million in Q1 is the result of two large payouts totaling $12.1 million from the company’s popular and profitable cumulative jackpot games.

The company has accelerated and completed its reorganization, moving up certain costs to realize the benefits earlier. As a result, reorganization costs for the quarter were $2.5 million higher than planned previously. The overall cost of CryptoLogic’s reorganization will be $0.9 million higher than the company’s forecast of $8.5 million due to a non-cash option expense related to the hiring of the new CEO.

Financial Highlights (in millions of US dollars, except per share data)	Three months ended June 30			Six months ended June 30
	2007	2006	% Change	2007	2006	% Change

Revenue	$16.2	$30.4	(46.5%)	$35.8	$57.3	(37.6%)
Charge related to Irish HQ	($4.0)	($0.8)	427.6%	($5.7)	($1.0)	467.1%
(Loss)/Earnings	($2.6)	$8.2	(132.0%)	($1.1)	$15.9	(107.2%)
(Loss)/Earnings per diluted share	($0.19)	$0.59	(132.2%)	($0.08)	$1.15	(107.0%)
Casino revenue	$10.2	$17.9	(42.9%)	$24.1	$32.9	(26.8%)
Poker revenue	$5.0	$9.3	(46.3%)	$10.1	$18.9	(46.4%)

CryptoLogic’s results are encouraging at a time of significant change for the industry following the U.S. prohibition of Internet gaming in October 2006. Approximately 70% of the company’s business came from Europe at that time. Since then, CryptoLogic is seeing early benefits from its aggressive plan to add new licensee revenue in Europe and Asia, and to achieve additional operating leverage.

Since its last quarterly earnings report, CryptoLogic has capitalized on the changed industry landscape with a number of significant actions. These include adding new customers, establishing a joint venture in Asia, launching new games, and establishing its headquarters in Ireland to be closer to its key customers and markets.

Highlights:

New customers

•	Launched PlayboyGaming.com’s casino site.
•	Launched World Poker Tour’s poker site.
•	Completed Holland Casino’s poker and casino sites.

New partnership in Asia

•	CryptoLogic signed a final agreement with Brilliance Technology Co. and 568 Network Inc. to penetrate the high-growth Chinese market with CryptoLogic’s existing games and new games for the Chinese diaspora. The companies plan to offer subscription-based games over the Internet and mobile phones.
•	On August 2, 2007, CryptoLogic completed an agreement to acquire a minority ownership interest in 568 Network Inc. for $1.2 million, with the option to take a majority stake in the future.

Game innovation

•	Launched 9 major casino games on licensee sites.
•	Launched 25 “instant play” casino games on licensee sites.

Corporate initiatives

•	Established its new executive headquarters in Ireland effective June 1, 2007, while maintaining its offices and subsidiaries in Canada, Cyprus, United Kingdom and Singapore.
•	On August 9, 2007, declared a quarterly cash dividend US$0.12 per share.

Financial Performance

CryptoLogic increased its recurring operating revenue by $1.2 million or 7.7% compared with the first quarter of 2007, factoring out the first quarter’s one-time revenue increase of $4.0 million ($4.5 million before tax) when the company lowered its provision for future casino jackpot payouts. The company reduced its operating, general and administration costs by $2.5 million or 15.5% from Q1 levels. CryptoLogic ended the quarter with $91.7 million in net cash.

CryptoLogic has accelerated and completed its reorganization, moving up certain costs to realize the benefits earlier. As a result, reorganization costs for the quarter were $2.5 million higher than planned previously. The overall cost of CryptoLogic’s reorganization will be $0.9 million higher than the company’s forecast of $8.5 million due to a non-cash option expense related to the hiring of the new CEO.

Total Revenue: Total revenue for the quarter was $16.2 million. This is 46.5% lower than Q1 2006, due largely to the impact of the U.S. prohibition of Internet gaming. CryptoLogic grew its quarter-over-quarter operating revenue(1) by $1.2 million, or 7.7%, excluding the change in estimate benefit from a reduced jackpot provision in the first quarter, due to the strengthening of casino revenue.

Earnings and Earnings per Diluted Share: The company showed an after-tax loss for the quarter of $2.6 million ($0.19 per fully diluted share), due largely to a pre-tax charge of $4.0 million ($3.9 million after tax) related to the establishment of the company’s new headquarters in Ireland. More than 90% of the costs of this charge are non-deductible for tax purposes. In addition, certain tax charges related to the company’s capital structure that will not recur, increased the quarter’s tax provision by $1.2 million. Without these items, CryptoLogic’s operating profit(1) showed a profit of $2.5 million or $0.18 per fully diluted share.

Balance Sheet and Cash Flow: CryptoLogic’s financial strength continued to be reflected in its balance sheet. At June 30, 2007, net cash was $91.7 million (comprising cash and cash equivalents, short term investments and security deposits), or $6.54 per diluted share (March 31, 2007: $103.8 million, or $7.43 per diluted share). The decrease in net cash of $12.1 million mainly reflects amounts paid to winners of cumulative jackpot games during the quarter. The company continues to be debt-free.

CryptoLogic’s working capital at June 30, 2007 was $80.2 million, or $5.72 per diluted share (March 31, 2007: $83.9 million, or $6.01 per diluted share). Cash flow used in operating activities was $6.5 million in Q2 2007 (Q2 2006: $18.3 million provided by operating activities). Several factors contributed to the decrease in cash flow from operating activities from Q2 2006: (a) lower earnings from operations after non-cash items ($9.1 million); (b) lower accounts receivable of $3.0 million; (c) lower prepaid expenses of $2.2 million; and (d) lower accounts payable and accrued liabilities ($20.5 million) due to two significant jackpot payouts and lower jackpot provision.

Outlook

CryptoLogic anticipates achieving further revenue and earnings growth in 2007 and beyond as it leverages its strong European customer base and long-term relationships with leading gaming and entertainment brands. Since December 2006, CryptoLogic has launched 11 new customer sites and expects to launch four more in the months to come (casinos for World Poker Tour and Parbet, and Holland Casino’s poker and casino sites). The company expects top- and bottom-line benefits from these sites as they gain traction.

For the third quarter, a slower season for the Internet gaming industry since players spend less time at home during the summer, CryptoLogic expects revenue between $16.0 and $17.0 million, with an operating profit between $1.5 and $2.5 million. Since companies based in Europe do not typically provide guidance, CryptoLogic is heeding shareholder requests to review its practices to determine whether the company will continue to do so in the future.

Beyond 2007, industry analysts continue to expect strong growth from the European market, which has been CryptoLogic’s core focus for the last five years. In addition, rapid online growth in Asia is expected in the years to come. Accordingly, the company has established the following long-term financial objectives for its business in Europe and Asia:

(1) Management believes that operating profit and operating revenue are useful supplemental measures of performance. However, operating profit and operating revenue are not a recognized earnings measure under generally accepted accounting principles (GAAP) and do not have a standardized meaning. Therefore, operating profit and operating revenue may not be comparable to similar measures presented by other companies.

2007 Second Quarter Analyst Call

A conference call is scheduled today for 8:30 a.m. Eastern time (1:30 p.m. GMT). Interested parties should call either 416-695-9719, 1-888-789-0089 (North America) or the international toll free number at (country code) 800-4222-8835. A replay will be available through August 17, 2007 by calling 416-695-5275 or 1-888-509-0081, passcode 647009#.

About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that has been certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games around the world to non-U.S. based players. For information on WagerLogic(, visit www.wagerlogic.com. CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

For more information, please contact:

CryptoLogic, 35316641682	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Daniel Tisch, ext 223/ dtisch@argylecommunications.com
Kyla Thoms, ext 237/ kthoms@argylecommunications.com
Corfin Communications (UK media only)
Ben Hunt, +44 207 929 8985
Neil Thapar, +44 207 929 8999
Harry Chathli, +44 207 979 8980

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

CRYPTOLOGIC LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars)

	As at June 30, 2007 (unaudited)	As at December 31, 2006

ASSETS
Current assets:
Cash and cash equivalents	$35,187	$76,940
Security deposits	1,500	1,500
Short term investments	55,000	50,000
Accounts receivable and other	11,357	8,251
Prepaid expenses	8,405	7,027

	111,449	143,718

User funds on deposit	24,175	20,872
Capital assets	23,170	18,106
Intangible assets	11,324	48
Goodwill	1,776	1,776

	$171,894	$184,520

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$28,371	$47,766
Income taxes payable	2,901	2,165

	31,272	49,931
User funds held on deposit	24,175	20,872
Future income taxes	3,243	2,133

	58,690	72,936
Shareholders’ equity:
Capital stock	34,090	29,096
Stock options	4,727	3,631
Retained earnings	74,387	78,857

	113,204	111,584

	$171,894	$184,520

The accompanying notes are an integral part of the consolidated interim financial statements.

CRYPTOLOGIC LIMITED

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

(In thousands of US dollars, except per share information)
(unaudited)

	For the three months ended June 30,		For the six months ended June 30,

	2007	2006	2007	2006

Revenue	$16,244	$30,351	$35,806	$57,348

Expenses
Operating	11,405	17,195	24,963	33,550
General and administrative	2,070	2,845	4,451	4,484
Reorganization	4,036	765	5,665	999
Finance	98	120	193	229
Amortization	1,652	1,168	3,135	2,363

	19,261	22,093	38,407	41,625

Earnings (loss) before under-noted	(3,017)	8,258	(2,601)	15,723

Interest income	1,649	1,758	3,381	3,201

Earnings (loss) before income taxes	(1,368)	10,016	780	18,924
Income taxes:
Current	209	687	807	2,293
Future	1,044	1,135	1,110	775

	1,253	1,822	1,917	3,068

Net earnings (loss) and
comprehensive income	$(2,621)	$8,194	$(1,137)	$15,856

Earnings (loss) per common share
Basic	$(0.19)	$0.60	$(0.08)	$1.17
Diluted	$(0.19)	$0.59	$(0.08)	$1.15
Weighted average number of shares (‘000s)
Basic	13,901	13,586	13,859	13,501
Diluted	14,026	13,851	13,981	13,756

The accompanying notes are an integral part of the consolidated interim financial statements.

CRYPTOLOGIC LIMITED

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(In thousands of US dollars)

(unaudited)

	For the six months ended June 30,

	2007	2006

Retained earnings, beginning of period	$78,857	$59,891
Earnings (loss) and comprehensive income (loss)	(1,137)	15,856
Dividends paid	(3,333)	(2,577)

Retained earnings, end of period	$74,387	$73,170

The accompanying notes are an integral part of the consolidated interim financial statements.

CRYPTOLOGIC LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars)

(unaudited)

	For the three months ended June 30,		For the six months ended June 30,

	2007	2006	2007	2006

Cash provided by (used in):
Operating activities:
Net earnings (loss)	$(2,621)	$8,194	$(1,137)	$15,856
Adjustments to reconcile earnings to
cash provided by (used in) operating
activities:
Amortization	1,652	1,168	3,135	2,363
Future income taxes	1,044	1,135	1,110	775
Stock options	1,823	510	2,460	1,037

	1,898	11,007	5,568	20,031
Changes in operating assets and liabilities:
Accounts receivable and other	3,803	813	(3,106)	1,098
Prepaid expenses	2,209	8	(1,378)	(3,170)
Accounts payable and accrued Liabilities	(14,569)	5,921	(19,395)	9,712
Income taxes payable	147	504	736	2,048

	(6,512)	18,253	(17,575)	29,719

Financing activities:
Issue of capital stock	323	3,630	2,603
	458
Dividends paid	(1,668)	(1,631)	(3,333)	(2,577)

	(1,345)	(1,173)	297	26

Investing activities:
Purchase of intangible assets	—	—	(11,771)	—
Purchase of capital assets	(4,268)	(1,744)	(7,704)	(1,966)
Short term investments	(30,000)	(54,968)	(5,000)	(64,754)

	(34,268)	(56,712)	(24,475)	(66,720)

Decrease in cash and cash equivalents	(42,125)	(39,632)	(41,753)	(36,975)
Cash and cash equivalents, beginning of period	77,312	97,077	76,940	94,420

Cash and cash equivalents, end of period	$35,187	$57,445	$35,187	$57,445

Supplemental cash flow information:
Non cash portion of options exercised	$70	$165	$1,364	$636

The accompanying notes are an integral part of the consolidated interim financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2007

(unaudited)

(All figures are in thousands of US dollars, except per share disclosure and where otherwise indicated)

1.   Basis of Presentation and Re-organization

These consolidated interim financial statements of CryptoLogic Limited (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Pursuant to a business reorganization implemented by way of an Ontario, Canada court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007. The Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect wholly-owned subsidiary of CryptoLogic Limited. As consideration for the acquisition, the Company issued equivalent amount of CryptoLogic Limited Common Share or exchangeable shares of CryptoLogic Exchange Corporation (“CEC”), an indirect wholly owned subsidiary of the Company to taxable Canadian residents. The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited Shares. For accounting purposes, the acquisition is accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc. Accordingly, these consolidated interim financial statements reflect the financial position, results of operations and cashflows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc. with all assets and liabilities recorded at the carrying values of CryptoLogic Inc.

These interim consolidated financial statements have been prepared using the same accounting policies as were used for the audited consolidated financial statements of Cryptologic Inc. for the year ended December 31, 2006, except as described in Note 2. These interim consolidated financial statements do not contain all annual disclosures required by GAAP and, as such, should be read in conjunction with the audited consolidated financial statements including the notes thereto for the year ended December 31, 2006, as set out in the 2006 Annual Report.

2.   Significant accounting policies - Financial Instruments

Effective on January 1, 2007, the Company adopted the recommendations of The Canadian Institute of Chartered Accountants’ Handbook (“CICA Handbook”) Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation; and Section 3251, Equity. These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity from transactions and other events and circumstances from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP.

Upon adoption of the new standards on January 1, 2007, the Company classified all cash, cash equivalents, short-term investments and user funds on deposit, as held-for-trading assets which are measured at fair value and the changes in fair value are recognized in earnings. Accounts receivable and other are classified as loans and receivables and measured at amortized costs. Accounts payable and accrued liabilities and user funds held on deposit are classified as other financial liabilities. The Company had neither available for sale, nor held-to-maturity instruments during the six months ended June 30, 2007.

Section 3855 requires the Company to identify embedded derivatives that require separation from the host contract and measure those embedded derivatives at fair value. Subsequent changes in fair value of embedded derivatives are recognized in earnings in the period the change occurs. The Company has not identified any embedded derivatives that are required to be separated from the host contract.

The Company had no “other comprehensive income or loss” transactions during the six months ended June 30, 2007. The adoption of these new sections had no material impact on opening retained earnings.

3.   Change in Accounting Estimate

During the three months ended June 30, 2007, the Company included the benefit of $1,154 in Operating expense as a result of an adjustment of accrued wages and bonuses that are not expected to be paid out due to reduced levels of current operating profits. The Company has reviewed the estimate of amounts required to address jackpot payouts, resulting in the reduction of the liability for jackpot accrual and a corresponding increase in revenue of $4,473 in the first quarter of 2007.

4.   Stock Option Plan

In accordance with the guidelines of the Canadian Institute of Chartered Accountants, the Company has expensed the costs of all stock option grants issued on or after January 1, 2003. On April 2, 2007 the President and CEO of the business was issued 500,000 options. The fair value of the options granted in the six months ended June 30, 2007 and 2006 was made using the Black-Scholes option pricing model using the following weighted assumptions:

	2007	2006

Dividend yield	1.90%	2.00%
Risk-free rate	4.07%	4.25%
Expected volatility	52.0%	55.0%
Expected life of options in years	3.0	5.0

The estimated fair value of options is recorded over the vesting period of the options. The cost of stock option and expense account included in with a corresponding addition to Stock Options in Shareholders’ Equity were as follows:

	Three months ended June 30, 2007	Three Months ended June 30, 2006	Six Months ended June 30, 2007	Six Months ended June 30, 2006

Operating expense	$841	$510	$1,478	$1,037
Reorganization expense	982	-	982	-

Total option expense	$1,823	$510	$2,460	$1,037

The amount recorded for exercises from Stock Options account was $70 and $165 in the three months ended June 30, 2007 and 2006, respectively, and $1,364 and $636 in the six months ended June 30, 2007 and 2006, respectively. Consideration paid by employees on the exercise of stock options is recorded as Share Capital. Had compensation expense been determined based on the fair value of the employee stock option awards for 2002 grants at the grant dates in accordance with the CICA recommendations, the Company’s net earnings and earnings per share for 2007 would not have been impacted as all 2002 grants were fully vested prior to January 1, 2007, however, the 2006 periods would have been changed to the following pro forma amounts:

	Three months ended June 30, 2006	Six Months ended June 30, 2006

	As reported	Pro forma	As reported	Pro forma
	(‘000)	(‘000)	(‘000)	(‘000)
Earnings	$8,194	$8,060	$15,856	$15,591

Earnings per share:
Basic	$0.60	$0.59	$1.17	$1.15
Diluted	$0.59	$0.58	$1.15	$1.13

All outstanding options of CryptoLogic Inc. as of the date of Arrangement were fully assumed by CryptoLogic Limited under the same terms and conditions as originally granted by CryptoLogic Inc.

5.   Share capital

Authorized:

Unlimited common shares

Issued and Outstanding:

	CryptoLogic Limited		CryptoLogic Exchange		CryptoLogic Inc.
	Common Shares		Exchangeable Shares		Common Shares
In thousands	Issued	Stated Value	Issued	Stated Value	Issued	Stated Value	Contributed Surplus	Total Stated Value

Balance - December 31, 2005	—	—	—	—	13,322	$25,103	$68	$25,171
Exercise of stock options	—	—	—	—	319	3,925	—	3,925

Balance - December 31, 2006	—	—	—	—	13,641	$29,028	$68	$29,096

Balance - December 31, 2006	—	—	—	—	13,641	$29,028	$68	$29,096
Exercise of stock options	—	—	—	—	263	4,975	—	4,975
Arrangement (see Note 1)	12,571	30,743	1,333	3,260	(13,904)	(34,003)	—	—
Share exchanged (see Note 1	171	418	(171)	(418)	—	—	—	—
Exercise of stock options	3	19	—	—	—	—	—	19

Balance - June 30, 2007	12,745	$31,180	1,162	$2,842	—	—	$68	$34,090

The Exchangeable shares can be exchanged for CryptoLogic Limited shares at anytime. On June 1, 2014, CryptoLogic Limited has the right to retract any Exchangeable shares that have yet to be exchanged.

6.   Normal Course Issuer Bid

In September 2006, the Board of Directors approved the renewal of a share purchase plan, under a Normal Course Issuer Bid, to repurchase and cancel up to 1,350,000 of the Company’s outstanding common shares for the period commencing September 29, 2006 and ending September 28, 2007. As at June 30, 2007, the Company had not repurchased any shares from the renewed Normal Course Issuer Bid.

7.   Financial Instruments

Financial instruments, potentially exposing the Company to a concentration of credit risk, interest rate and foreign exchange risk, consist principally of cash, cash equivalents and short term investments. The Company manages credit risk by investing in cash equivalents and short term investments rated as A and R1 or above.

The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short term nature of the investments.

In regard to foreign exchange, the Company is to a large degree economically hedged . The Company may engage from time to time in currency hedging, although no hedging has been done in 2007 and 2006. Its financial reporting is in US dollars.

8.   Intangible assets

During the first quarter of 2007 , the Company signed an agreement to purchase the poker brand and customer list of Parbet.com, a Norwegian company. The total purchase price paid was $11,771, with $11,367 allocated to the brand and $404 allocated to the customer list. The brand is being amortized over 12 years and the customer list over 5 years.

9.   Reorganization

On September 25, 2006, the Company announced a plan to move the corporate head office to Ireland in 2007 to be located closer to customers and markets for its products.

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006	Since inception to June 30, 2007
Professional fees	$2,225	$725	$3,276	$959	$4,533
Employee severance	251	-	587	-	2,529
Employee relocation and recruitment	1,560	40	1,802	40	2,303
Reorganization Charges	$4,036	$765	$5,665	$999	9,365
Payments since inception					(5,669)
Non cash stock option expense					(982)
Included in Accounts payable and accrued liabilities at June 30, 2007					$2,714

10.   Guarantees

The Company has guaranteed minimum payments for certain intellectual property rights over multiple-year periods, for the amount of $5,365.

11.   Seasonality

Historically, the first and fourth quarters have been CryptoLogic’s strongest periods. Revenue in the second and third quarters may decrease as Internet usage moderates in the warmer months of the year as more people are outdoors.

12.   Related party transactions

The Company paid to the law firm in which the Company’s Chairman is a partner $221 and $115 in the three months ended June 30, 2007 and 2006, respectively, and $555 and $227 in the six months ended June 30, 2007 and 2006, respectively.

13.   Comparative figures

Certain of the prior period’s figures have been reclassified for consistency with the current period’s presentation.

14.   Subsequent Event

On August 2, 2007, the Company completed an agreement to acquire a minority ownership interest in 568 Network Inc. (“568 Inc.”) for $500. 568 Inc. is a developer and distributor of online casual games to the Chinese market. The agreement enables 568 Inc. and CryptoLogic to establish a new China-based venture that will develop and distribute casual, skill-based games for the local and overseas Chinese-language markets. Under terms of the agreement, CryptoLogic is required to make additional investments in 568 Inc. of up to $750 should 568 Inc. achieve certain financial targets. The Company also has the option to increase its ownership interest to a controlling position in 568 Inc. in the future.